

03002065

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2003

SEC FILE NUMBER
8-26376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/02__ AND ENDING __12/31/02__
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE DISCOUNT BROKERAGE INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1400 EAST HILLSBORO BOULEVARD
        (No. and Street)

DEERFIELD BEACH	FLORIDA	33441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY WALK   (954) 596-5940
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
        (Name – if individual, state last, first, middle name)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of _____ , 20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Comments

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE DISCOUNT BROKERAGE, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002



Marks Paneth
& Shron LLP

Certified Public Accountants
and Consultants

To the Officers and Stockholders of
Cambridge Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of Cambridge Discount Brokerage, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com

Associated worldwide with
Jeffreys Henry Int..........l

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above and no fact came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c-3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization of the size of Cambridge Discount Brokerage, Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computation of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 18a-5, have been observed by us in the conduct of our examination.

Respectfully submitted,

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP

CAMBRIDGE DISCOUNT BROKERAGE, INC.
DECEMBER 31, 2002

AN OATH OR AFFIRMATION

I, Terry Walk, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cambridge Discount Brokerage, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____
Officer

_____ 2/24/03
Notary Public

CAMBRIDGE DISCOUNT BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets

Cash and cash equivalents	$	26,775
Commissions receivable		6,656
TOTAL CURRENT ASSETS		33,431

Property and Equipment

Furniture and fixtures	2,190
Office equipment	7,387
	9,577
Less: accumulated depreciation	(9,577)
TOTAL PROPERTY AND EQUIPMENT, NET	-

Other Assets

Clearing deposits	101,122
TOTAL OTHER ASSETS	101,122

TOTAL ASSETS	$	134,553

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts and accrued expenses payable	$	8,550
Corporate tax payable		135
TOTAL CURRENT LIABILITIES		8,685
TOTAL STOCKHOLDERS' EQUITY		125,868
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	134,553

The accompanying notes are an integral
part of these financial statements.

Note 1 - Organization

a. The Company was incorporated in Florida and began business on June 5, 2001. The Company engages in the securities business as a broker/dealer. The Company is non-clearing and has entered into a clearing agreement on a fully disclosed basis which provides that losses due to reneged securities trades by customers, if any, will be borne by Cambridge Discount Brokerage Inc. Consequently, the corporation operates under the exemptive provisions of S.E.C. Rule 15c3-3.

b. At December 31, 2002 Terry Walk, a majority stockholder of the Company, owned 90% of the Company's outstanding common shares.

Note 2 - Significant Accounting Policies

a. Revenue Recognition:

1. Securities transactions (and the related revenue and expense) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options.

2. Other items such as open trades not yet recorded because of terms of delivery and contingencies of a reasonably definite nature would make no material change in the foregoing statement.

b. Basis of Accounting:

The financial records of the Company are maintained on the accrual basis of accounting which recognizes income when earned and expenses when incurred. The Company prepares its income tax returns on this basis.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Property and Equipment:

Property and equipment are recorded at cost and are depreciated under MACRS system for both financial and income tax purposes. Depreciation computed under the MACRS system does not materially differ from depreciation that would have been computed based on the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

Note 2 - **Significant Accounting Policies (continued)**

    e. **Cash and Cash Equivalents:**

    Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

    f. **Advertising Costs:**

    The Company expenses advertising costs as incurred. Total advertising expense was $4,555 for the year ended December 31, 2002.

    g. **Credit Risk:**

    The Company maintains cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

    The Company maintains accounts with a stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

Note 3 - **Net Capital Requirements**

The Capital Ratio of the Company as independently computed by our auditors was 7%, versus an allowable maximum of 1,500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under S.E.C. Rule 15c3-1 was $5,000. The Net Capital as computed was $125,868 leaving capital in excess of requirements in the amount of $120,868.

Note 4 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or to reduce position when necessary.

CAMBRIDGE DISCOUNT BROKERAGE, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 5 - Operating Lease

The Company is currently leasing office space at $12,000 per annum from September 1, 2002 through August 31, 2003. The Company has the option to renew the lease for another two years after the lease ends at $1,200 per month.

Note 6 - Income Taxes

The Company is a "C" corporation and is subject to Federal, state and local taxes.

The Company has adopted the provisions of FASB 109, "Accounting for Income Taxes", which changed the criteria for measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. This statement requires that all deferred tax balances be determined by using the applicable tax rate expected to be in effect when taxes will be actually be paid or refunds received.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the National Association of Securities Dealers, Inc.

INDEPENDENT AUDITOR'S REPORT

To the Officers and Stockholders of Cambridge Discount Brokerage, Inc.

We have audited the statement of financial condition of Cambridge Discount Brokerage Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards requires that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cambridge Discount Brokerage Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP
New York, New York
February 7, 2003